February 26, 2019

Via EDGAR and E-mail

Office of International Corporate Finance,

    Division of Corporate Finance,

        Securities and Exchange Commission,

            100 F St., N.E.,

                Washington, D.C. 20549.

Re:      Asian Infrastructure Investment Bank

  Pre-Effective Amendment No. 1 to Registration Statement Under

  Schedule B

  Filed January 31, 2019 (File No. 333-228613)

Ladies and Gentlemen:

This letter provides the responses of the Asian Infrastructure Investment Bank (“AIIB”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of February 14, 2019 (the “Comment Letter”) with respect to the Registration Statement under Schedule B filed by AIIB on November 30, 2018 (File No. 333-228613) and the Pre-Effective Amendment No. 1 to the Registration Statement, filed by AIIB on January 31, 2019. In connection with this response to the Comment Letter, AIIB today filed Pre-Effective Amendment No. 2 to the Registration Statement under Schedule B (the “Amended Registration Statement”). We enclose a copy of the Amended Registration Statement and a marked copy of the Amended Registration Statement to show changes to the Pre-Effective Amendment No. 1 as filed on January 31, 2019.

All responses are keyed to the headings indicated in the Comment Letter. For your convenience, each of the comments from the Comment Letter is restated in bold type prior to AIIB’s response. The page references in the Staff’s comments refer to page numbers in the Pre-Effective Amendment No. 1 to the Registration Statement under Schedule B filed by AIIB on January 31, 2019; the page numbers in AIIB’s responses refer to the page numbers in the Amended Registration Statement.

Office of International Corporate Finance, Division of Corporate Finance	-2-

Registration Statement under Schedule B

General

1.

We note your response to comment 3. Please advise us of the thresholds used for including information about significant Member States and how those thresholds differed for regional and non-regional Member States. For example, we note that there is information about Tajikistan but not about other Member States with larger subscription interests and voting power.

The Amended Registration Statement has been revised on page 61 in response to the Staff’s comment.

2.

We note your response to comment 5. Please disclose that AIIB “will” be subject to an audit of its internal control over financial reporting for the year ended December 31, 2019 instead of indicating that it “expects to provide” an attestation report for that period.

The Amended Registration Statement has been revised on page 11 in response to the Staff’s comment.

Operations of AIIB, page 20

3.	We note your response to comment 11. Please disclose whether loans to key management personnel remain outstanding and identify the members of management who have obtained loans from the Bank.

The Amended Registration Statement has been revised on page 19 in response to the Staff’s comment.

Economic Sanctions, page 36

4.

We note your revised disclosure in response to comment 14. The disclosure in the first full paragraph on page 37 indicates that the Bank “expects” to make representations regarding sanctions-related matters. If these are conditions that the Bank must satisfy before its securities will be sold, please indicate that the Bank “will” make these representations and warranties.

The Amended Registration Statement has been revised on page 37 in response to the Staff’s comment.

Office of International Corporate Finance, Division of Corporate Finance	-3-

5.

Please provide disclosure in the prospectus summary indicating that the Bank may become subject to economic sanctions, and discuss the anticipated effect on the secondary market for the Bank’s securities if sanctions were imposed.

The Amended Registration Statement has been revised on page 3 in response to the Staff’s comment.

Governance and Administration, page 47

6.	We re-issue comment 17. Please identify the Governors and Alternate Governors on the Board of Governors, including the positions held in the Member States.

The Amended Registration Statement has been revised on pages 48-51 in response to the Staff’s comment.

Undertakings, page II-2

7.

We re-issue comment 24. Please undertake to provide the annual financial statements in the Bank’s annual report to be filed with the SEC so long as securities offered and sold under the registration statement are outstanding.

The Amended Registration Statement has been revised on page II-2 in response to the Staff’s comment.

Independent Auditor’s Report Opinion, pages F-3 and F-49

8.

Please revise the audit opinion to state that the financial statements present fairly, in all material respects, the financial position of the Bank and the results of its operations and its cash flows in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board.

The Amended Registration Statement has been revised on pages F-3 and F-49 in response to the Staff’s comment.

Independent Auditor’s Report, Auditor’s Responsibilities for the Audit of the Financial Statements, pages F-4 and F-50

9.

Please revise the Independent Auditor’s Report to remove “. . . We do not assume responsibility towards or accept liability to any other person for the contents of this report . . . ” or tell us why you believe this disclaimer is appropriate.

Office of International Corporate Finance, Division of Corporate Finance	-4-

The Amended Registration Statement has been revised on pages F-4 and F-50 in response to the Staff’s comment.

*    *    *    *    *

On behalf of AIIB, we thank you and the Staff for your assistance to date in connection with the review of AIIB’s filing.

If you have any additional questions or comments, please feel free to call me at (202) 956-7510. I may also be reached by e-mail at risoleor@sullcrom.com. (In my absence, please call Paul J. McElroy at (202) 956-7550. He may also be reached by e-mail at mcelroyp@sullcrom.com.)

Very truly yours,

/s/ Robert S. Risoleo
Robert S. Risoleo

(Enclosures)

cc:       Michael Coco

  Ellie Quarles

  (Securities and Exchange Commission)

  Thierry de Longuemar

  (Asian Infrastructure Investment Bank)

  Paul J. McElroy

  (Sullivan & Cromwell LLP)

  Linda Yip

  (Partner, PricewaterhouseCoopers)